UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                    FORM U-57

             NOTIFICATION OF FOREIGN UTILITY HOLDING COMPANY STATUS

                        FILED UNDER SECTION 33(A) OF THE

             PUBLIC UTILITY HOLDING COMPANY ACT OF 1935, AS AMENDED

                            DRAYTON VALLEY POWER LTD.
                        (NAME OF FOREIGN UTILITY COMPANY)

                 PRIMARY POWER MANAGEMENT AND DEVELOPMENT, INC.
    (NAME OF FILING COMPANY, IF FILED ON BEHALF OF A FOREIGN UTILITY COMPANY)


         Primary Power Management and Development, Inc., a Michigan corporation ("Primary Power"), hereby files with the Securities and Exchange Commission (the "Commission") pursuant to Section 33 of the Public Utility Holding Company Act of 1935, as amended (the "Act"), this Form U-57 for the purpose of notifying the Commission that Drayton Valley Power Ltd., a corporation organized under the laws of the Province of Alberta, Canada ("Drayton"), is a "foreign utility company" within the meaning of Section 33 of the Act.

ITEM 1

         (a) The name of the entity claiming foreign utility company status is Drayton Valley Power Ltd. Drayton's address is:

                  Suite 245, 17010 - 103 Avenue
                  Edmonton, Alberta T5S 1K7
                  CANADA

         (b) Following is a brief description of facilities used for the generation of electric energy for sale which are currently owned by Drayton:

                  (1) The Drayton Valley Facility, located immediately adjacent to the Weyerhaeuser sawmill in Drayton Valley, Alberta, Canada, is a 12.0 MWh biomass cogeneration project. Up to 10.5 MWh of facility capacity is sold to TransAlta Utilities Corporation ("TransAlta") annually pursuant to a long-term power purchase contract, and any excess is sold exclusively to the Alberta Power Pool at the Pool price. All sales of facility output are made in Canada. Interconnection is direct at the site to TransAlta transmission facilities.

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                  (2) The Westlock Facility, located near Westlock, Alberta,
                  Canada, is a 17.0 MWh biomass co-generation project that is currently not operational. At such time as the facility is recomissioned, there is a long-term power purchase contract in place pursuant to which up to 10 MWh of facility capacity will be sold exclusively to TransAlta annually, and any excess will be sold to the Alberta Power Pool at the Pool price. All sales of facility output have been made in Canada. A 17.7 km transmission line connects the site to TransAlta transmission facilities.

                  (3) The White River Facility, located immediately adjacent to the Dotmar sawmill in White River, Ontario, is a 7.5 MW biomass cogeneration project. The entire electrical output of the facility is sold to Hydro One annually under a long-term power purchase contract. All sales of facility output are made in Canada. Interconnection is direct at the site to Hydro One transmission facilities.

         (c) Drayton does not derive any part of its income, directly or indirectly, from the generation, transmission or distribution of electric energy for sale (or the distribution at retail of natural or manufactured gas for heat, light or power) within the United States. Neither Drayton nor any of its subsidiary companies is a public utility operating within the United States.

         (d) One hundred percent of the voting shares of Drayton are currently owned by Drayton Valley Power Income Fund (the "Fund"), and the Fund intends to sell all such shares to Primary Power of Western Canada Company, an indirect, majority-owned subsidiary of Primary Power. Primary Power of Western Canada Company is a Nova Scotia unlimited liability company and is not a public utility operating in the United States.

ITEM 2

         Drayton has no domestic associate public utility companies and will not have any domestic associate public utility companies following the sale of its shares to Primary Canadian Funding Company.

         The Commission is requested to mail copies of all correspondence relating to this Notification to:

                           Adam T. Frost, Esquire
                           Ufer & Spaniola P.C.
                           39577 Woodward Avenue, Suite 210
                           Bloomfield Hills, MI  48304-2839
                           Telephone:   (248) 540-0880
                           Facsimile:    (248) 540-0884


                            [signature page follows]


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                                    SIGNATURE

         The undersigned company has duly caused this statement to be signed on its behalf by the undersigned thereunto duly authorized.

                                              PRIMARY POWER MANAGEMENT
                                              AND DEVLEOPMENT, INC.

                                              By:

                                                   Roger Silverthorn
                                                   President

Date: